Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

The following is a letter to stockholders of Avanex Corporation and Oplink Communications, Inc. from Paul Engle and Fred Fromm.